Exhibit 4.20

THIRD AMENDMENT LETTER

To:	Buhrmann N.V
(as Obligors’ Agent under the
Principal Agreement (as defined below))

Date:	1 December 2004

Dear Sirs

We refer to the €730,000,000 senior facilities agreement dated 23 December 2003 (the “Principal Agreement”) between Buhrmann N.V. as the Parent, Buhrmann US Inc. as the Borrower, Deutsche Bank AG London and ABN AMRO Bank N.V. as the Arrangers, Deutsche Bank AG London as Agent and Security Trustee and the Original Guarantors and Lenders as amended by a first amendment letter dated 10 March 2004 and a second amendment deed dated 28 June 2004 and corrected by a corrective letter dated 10 November 2004.  Save as defined in this letter, words and expressions defined in the Principal Agreement shall have the same meanings when used in this letter.

In this letter “Effective Date” means the date upon which we have received a copy of this letter duly countersigned by the Obligors’ Agent.

1.             By acceptance of the terms and conditions of this letter, the Obligors’ Agent:

(a)           for and on behalf of each of the Obligors, repeats the Repeating Representations as if references to “the Agreement” were to this letter; and

(b)           agrees to reimburse the Agent promptly on demand for all reasonable costs and expenses (together with VAT or any similar tax), including, without limitation, the reasonable fees and expenses of the Agent’s legal advisers, incurred in connection with the negotiation, preparation and execution of this letter.

2.             The Obligors’ Agent, for and on behalf of each Guarantor, confirms that the provisions of the guarantee contained in Clause 30 (Guarantee and Indemnity) of the Principal Agreement shall remain in full force and effect on and after the Effective Date and shall apply equally to the obligations of the Obligors’ Agent in this letter as if set out in full in this letter save that references in the

Principal Agreement to “this Agreement” shall be construed as references to this letter.

3.             We confirm that the consent of an Instructing Group to the amendments to the Principal Agreement set out in the Schedule to this letter has been obtained and accordingly, with effect from the Effective Date, such amendments shall be deemed made.

4.             Save as waived or amended by this letter, the provisions of the Principal Agreement shall continue in full force and effect and the Principal Agreement and this letter shall be read and construed as one instrument.

5.             With effect from the Effective Date, references in the Principal Agreement to “this Agreement” shall, unless the context otherwise requires, be construed as references to the Principal Agreement as waived or amended by this letter.

6.             This letter may be executed in counterparts each of which, when taken together, shall constitute one and the same agreement.

7.             This letter is governed by and shall be construed in accordance with English law and the provisions of Clause 49 (Jurisdiction) of the Principal Agreement shall be deemed to be incorporated in this letter in full, mutatis mutandis, save that references to “this Agreement” shall be construed as references to this letter.

Please sign, date and return the enclosed copy of this letter to signify your acceptance and acknowledgement of its terms and conditions.

Yours faithfully

For and on behalf of

Deutsche Bank AG London

(as Agent)

To:          Deutsche Bank AG London as Agent

Acknowledged and agreed

For and on behalf of

Buhrmann N.V.

(as Obligors’ Agent)

Date:

5

SCHEDULE

The following amendments are made to the Principal Agreement:

1.             Clause 26.3(a) (Restricted Payments) of the Principal Agreement is deleted in its entirety and replaced with the following:

“(a)         any Subsidiary of the Parent may pay Dividends to its shareholders, in each case so long as the Parent or any Subsidiary of the Parent which owns an Equity Interest  in such Subsidiary either:

(i)            receives a percentage of any such Dividends which is at least equal to its percentage Equity Interest in the respective Subsidiary paying the Dividend;

(ii)           receives additional Equity Interests in such Subsidiary in an amount equal to the Dividends which would have been received by it pursuant to sub-paragraph (i); provided that (A) after giving effect to each receipt of additional Equity Interests pursuant to this sub-paragraph (ii), the financial covenants in Clause 24 (Financial Condition) are in compliance on a Pro Forma Basis and (B) at the date of receipt of such additional Equity Interests the Borrower shall have Available Liquidity of at least €50,000,000; or

(iii)         (in the case only of Dividends whereby such Subsidiary is either redeeming, retiring, purchasing or otherwise acquiring, directly or indirectly, for a consideration any shares of any class of its share capital or any partnership or membership interests outstanding (or any options or warrants issued by such person with respect to its share capital or other Equity Interests), or setting aside any funds for any of the foregoing purposes, or is permitting any of its Subsidiaries to purchase or otherwise acquire for a consideration any shares of any class of the share capital or any partnership or membership interests of such person outstanding (or any options or warrants issued by such person with respect to its share capital or other Equity Interests)), waives its entitlement to, or otherwise agrees not to receive, such Dividends; provided that (A) after giving effect to the redemption, retirement, purchase or acquisition of any of such Subsidiary’s shares the percentage of Equity Interests held by the Parent or any Subsidiary of the Parent in such Subsidiary increases, (B) after giving effect to each waiver or agreement not to receive Dividends pursuant to this sub-paragraph (iii) the financial covenants in Clause 24 (Financial Condition) are in compliance on a Pro Forma Basis and (C) at the date of such waiver or agreement the Borrower shall have Available Liquidity of at least €50,000,000.

2.             The following new paragraph (o) is inserted in Clause 26.5 (Advances, Investments and Loans) of the Principal Agreement:

“(o)         the Parent or any Subsidiary of the Parent may make cash common equity contributions to the capital of its Subsidiary with the cash proceeds of Dividends received from such Subsidiary, provided that (i) in the event that any Subsidiary which has received a common equity contribution pursuant to this paragraph (o) ceases to constitute a Subsidiary of the Parent, any remaining Investment therein by the Parent or any of its Subsidiaries will be required to be independently justified under another clause of this Clause 26.5, (ii) after giving effect to each equity contribution pursuant to this paragraph (o), the financial covenants in Clause 24 (Financial Condition) are in compliance on a Pro Forma Basis and (iii) at the date of the equity contribution pursuant to this paragraph (o), the Borrower shall have Available Liquidity of at least €50,000,000.”